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                                                                   EXHIBIT 99.31

NEWS RELEASE
For Immediate Release

                          SETTLEMENT AGREEMENT REACHED

      TORONTO, MARCH 29, 2005 -- Citigroup Global Markets Inc. has settled a defamation action commenced by Peter Munk, Trizec Properties, Inc. (NYSE: TRZ) and Trizec Canada Inc. (TSX: TZC.SV) arising from statements made by a Citigroup Global Markets analyst in relation to the TrizecHahn restructuring in August 2002. Citigroup Global Markets apologizes for any embarrassment that the statements may have caused Mr. Munk and the Trizec companies, and has agreed to make a generous donation to the Peter Munk Cardiac Centre at the Toronto General Hospital.

                                      # # #

Contact information:

Trizec Properties, Inc.
Dennis Fabro (Investor Relations) 312-798-6290
Rick Matthews (Media Relations) 312-798-6128

Trizec Canada Inc.
Robert Wickham 416-682-8616